NewGenIvf Group Limited

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

September 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Juan Grana and Lauren Nguyen

Re:	NewGenIvf Group Limited Registration Statement on Form F-1 Filed August 20, 2026 File No: 333-298442

Ladies and Gentlemen:

We submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on August 27, 2026 (the “Comment Letter”) to the above-referenced Registration Statement on Form F-1 submitted to the Commission by the NewGenIvf Group Limited (the “Company”) on August 20, 2026 (the “Draft Registration Statement”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, publicly filing the revised Registration Statement (“Registration Statement”), which reflects the revisions described in the Company’s responses below and clarifies certain other information. The page numbers in the text of the Company’s responses included below correspond to the page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

September 1, 2026

Comment Letter Dated August 27, 2026

Prospectus Summary

Exclusive Agency Agreement with PredicXion Group Limited, page 29

1.	Staff’s Comment: We note your response to comment 2, including your revised disclosure on page 29. You state that the agency arrangement is a separate commercial initiative that leverages the Company’s established presence, business relationships, local market knowledge and professional network across the Asia-Pacific region. Please revise to further discuss the specific services to be rendered by NewGenIvf in connection with the promotion, marketing and facilitation of the K25.ai platform in the referenced markets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 29.

Audited Consolidated Financial Statements, page F-1

2.	Staff’s Comment: We note your disclosure that the company effected a 1-for-3 reverse stock split of its issued and unissued shares on July 6, 2026, and that the company will be effecting a 1-for-3 reverse stock split of its issued and unissued shares on September 1, 2026. Please revise your audited financial statements to reflect the reverse stock split effected on July 6, 2026. Please also revise your audited financial statements to reflect the reverse stock split contemplated for September 1, 2026, once effected.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its audited financial statements to reflect the reverse stock splits effected on July 6, 2026, and September 1, 2026.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Steve Lin of Han Kun Law at +852 2820 5600 or by email at steve.lin@hankunlaw.com.

[Signature Page Follows]

Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

September 1, 2026

Very truly yours,

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
	Name:	Wing Fung Alfred Siu
	Title:	Chief Executive Officer

Via E-mail:

cc:	Steve Lin Han Kun Law Offices LLP